EXHIBIT 12.1
REYNOLDS AMERICAN INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES/DEFICIENCY IN THE
COVERAGE OF FIXED CHARGES BY EARNINGS BEFORE FIXED CHARGES
(Dollars in Millions)
(Unaudited)

	For the Years Ended December 31,

	2004	2003	2002	2001	2000

Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	$829	$(3,918)	$683	$892	$748
Addback (deduct): Loss (income) on equity investment	(9)	5	—	—	—

	820	(3,913)	683	892	748
Interest and debt expense	85	111	147	150	168
Interest portion of rental expense	12	12	15	14	15

Earnings (loss) before fixed charges	$917	$(3,790)	$845	$1,056	$931

Fixed charges:
Interest and debt expense	$85	$111	$147	$150	$168
Interest portion of rental expense	12	12	15	14	15

Total fixed charges	$97	$123	$162	$164	$183

Ratio of earnings to fixed charges	9.5	—	5.2	6.4	5.1

Deficiency in the coverage of fixed charges by earnings before fixed charges	$—	$(3,913)	$—	$—	$—